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Exhibit 12

	Year ended December 31,			Nine Months ended September 30,
$'000	2000	2001	2002	2003	2002
Earnings/(losses) before income taxes	$45,965	$34,080	$29,144	$17,846	$24,345
Equity in undistributed earnings of unconsolidated companies	(2,995)	(2,410)	(2,142)	1,807	(1,639)
Add back dividends received	—	—	—	—	—

Total earnings/(losses) before income taxes	$42,970	$31,670	$27,002	$16,039	$22,706

Fixed charges:
Interest	$23,770	$20,403	$21,691	$17,317	$16,227
Amortization of finance costs	892	1,152	1,617	2,093	1,057
Interest on guaranteed indebtedness	—	—	—	—	—

Total interest	24,662	21,555	23,308	19,410	17,284
Interest factor of rent expense	336	403	369	277	277

Total fixed charges	24,998	21,958	23,677	19,687	17,561

Capitalized interest	331	882	1,271	1,399	539

Fixed charges (excluding capitalized interest)	$24,667	$21,076	$22,406	$18,288	$17,022

Earnings before fixed charges (excluding capitalized interest) and income taxes	67,637	52,746	49,408	34,327	39,728

Ratio of earnings to fixed charges	2.7	2.4	2.1	1.7	2.3

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  Exhibit 12